SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04 Company Registry (NIRE): 35-3.0039609.0

São Paulo, May 19, 2016016.

To:

Nelson Barroso Ortega

Head of Corporate Oversight

BM&FBovespa

Copies to:

CVM – Brazilian Securities and Exchange Commission

Fernando Soares Vieira

(Head of Corporate Relations)

Sr. Francisco José Bastos Santos

(Head of Market and Broker Relations)

Re: Correspondence 2234/2016-GAE2 of Mau 18, 2016 - Request for clarification regarding news item.

Transcription of the request:

“Considering the response to our Official Letter 2177/2016-SAE, we hereby request that you send a notice to the market by May 19, 2016,  via the Empresas.NET system, stating in the body of same if the following information published in the May 13, 2016 edition of the newspaper Valor Econômico, is true or not:

✓  that  CSN will announce the sale of an asset this quarter in order to reduce its debt;

✓  that the company expects to invest around R$1.2 billion in 2016 (versus R$2.2 billion last year), versus its end-of-2015 estimate of  R$1.5 billion.”

In response to correspondence 2234/2016-GAE of May 18, 2016 and complementing the reply of Companhia Siderúrgica Nacional (“CSN or Company”) to Official Letter 2177/2016-SAE, dated May 16, 2016, we offer the following additional information:

•         As described in the 2016 Management Proposal filed with the CVM on March 28 and available on our website www.csn.com.br/ri, the Company aims to reduce its financial leverage through the execution of an action plan which includes the sale of certain assets. As announced by the CEO at the 1Q16 Conference Call, CSN intends to announce the conclusion of the sale of one of these assets. However, differently from what was stated in the news item, it is not possible to confirm that the sale will take this quarter.

COMPANHIA SIDERÚRGICA NACIONAL Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04 Company Registry (NIRE): 35-3.0039609.0

•         As is usual in asset sales, the Company considers various sale scenarios that varying in line with their different macroeconomic and operational assumptions, the fi8nal result only being determined after conclusion of the definitive negotiations and the pertinent corporate approvals.

•         At an opportune moment, and pursuant to the prevailing legislation, the Company will inform the market of any asset sale.

•         In regard to expected investments, the Company would like to clarify that it has budgeted investments of around R$1.4 billion for 2016, including R$1.2 billion in current investments and expansion and R$180 million in spare part inventories, the latter being classified for accounting purposes as a fixed asset. These amounts were published in the 2016 Management Proposal and are distributed as follows among its  business segments:

➢  Cement: R$529 million, for finalization of the new clinker kiln in Arcos;

➢  Steel: R$500 million, particularly for in current investment projects in the coke battery at the Presidente Vargas Plant (UPV), environmental projects (the UPV Term of Adjustment of Conduct), technological upgrading projects at the UPV, completion of the expansion of the Mogi das Cruzes Service Center, and maintenance projects in the remaining units;

➢  Mining: R$111 million, particularly to pay the balance of mining equipment, ongoing iron ore processing projects, studies for Phase 60 Mtpa at Tecar and current investment projects in the units;

➢  Other investments: R$72 million in current investments in other operations (such as FTL and Tecon) and of a corporate nature (IT);

➢  Spare parts: R$180 million.

•         CSN has not disclosed any other information that differs from that in the documents made available and takes no responsibility for interpretations made by third parties based on content made public by the Company.

•         We would reiterate that certain of the affirmations made during the Conference Call are based on Management’s current hypotheses and projections which may differ materially from the Company’s future results and performance, as well as future events. The Company’s actual future results, performance or future events, may differ substantially from those expressed or implied by said affirmations as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis.

COMPANHIA SIDERÚRGICA NACIONAL Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04 Company Registry (NIRE): 35-3.0039609.0

Estamos à disposição de V.Sas. para quaisquer esclarecimentos que se façam necessários.

São Paulo, 19 de maio de 2016.

Paulo Rogério Caffarelli

Diretor Executivo de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 19, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.